October 25, 2018

Via EDGAR Submission and Overnight Delivery
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, D.C. 20549
Attn: Isaac Esquivel, Accountant
Office of Real Estate & Commodities

RE:     Whitestone REIT
Form 10-Q for the Quarterly Period ended June 30, 2018
Response to Letter Dated October 11, 2018
File No. 001-34855
Dear Mr. Esquivel:
Whitestone REIT (the “Company”) is submitting this letter in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated October 11, 2018 (the “Comment Letter”) with respect to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2018 (the “Quarterly Report”). For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in bold and italics herein with responses immediately following each comment. Defined terms used but not otherwise defined herein have the meanings given to them in the Quarterly Report.

Note 6. Investment in Real Estate Partnership, page 13

1.	We note from your response to comment 1 that you do not believe that collection of the consideration owed to you under the Contribution is probable. Please expand to describe to us the following:

a.
Your consideration of the cash flows, loan-to-value ratios, and other pertinent information for Pillarstone to support your conclusion, in light of the lack of disclosure in Pillarstone’s public filings about uncertainties in its ability to satisfy obligations as they become due.

b.	Your recourse should Pillarstone, a company majority owned by your CEO, fail to pay amounts owed to you by the agreed-upon date of December 8, 2018.

c.	Reasons for considering (i) the contingent redemption of Pillarstone OP units and (ii) the assumption of $50.4 million of liabilities in the assessment of probability for

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collection of the consideration from Pillarstone, as the redemption does not appear to represent a present obligation from Pillarstone and Pillarstone owes the $50.4 million to other parties and not you.

Response to Comment No. 1 (a)

The Company respectfully advises the Staff that the consideration received by the Company in the Contribution was (a) a promise by Pillarstone Capital REIT Operating Partnership LP (“Pillarstone OP”) to repay the $15.5 million loan to the Company on December 8, 2018; (b) Pillarstone OP Units representing an 81.4% limited partnership equity interest in Pillarstone OP; and (c) the assumption of approximately $50.4 million of liabilities by Pillarstone OP. The Company did not receive any cash consideration as a result of the Contribution. The Company’s Pillarstone OP Units contain a put option exercisable at any time that would require Pillarstone OP to redeem the Pillarstone OP Units for cash or, at the option of Pillarstone Capital REIT (“Pillarstone REIT”), common shares of Pillarstone REIT.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, as of December 31, 2017, March 31, 2018 and June 30, 2018, in determining whether the collection of the consideration owed to the Company pursuant to the Contribution is probable, the Company considered, the following factors:

1.	Cash Flows and Cash on Hand

◦
Net cash provided by operating activities of Pillarstone REIT and its subsidiaries (collectively “Pillarstone”). For the year ended December 31, 2017, the three months ended March 31, 2018, and the six months ended June 30, 2018, Pillarstone generated net cash of approximately $5.9 million, $1.0 million, and $2.0 million, respectively, from operating activities.

◦
Net cash used in investing activities of Pillarstone. For the year ended December 31, 2017, the three months ended March 31, 2018, and the six months ended June 30, 2018, Pillarstone used net cash of approximately $1.2 million, $0.6 million, and $1.2 million, respectively, for investing activities.

◦
Net cash used in financing activities of Pillarstone. For the year ended December 31, 2017, the three months ended March 31, 2018, and the six months ended June 30, 2018, Pillarstone used net cash of approximately $2.9 million, $0.8 million, and $1.2 million, respectively, for financing activities. These amounts include required loan principal payments to lenders.

◦	Cash on hand of Pillarstone. As of December 31, 2017, March 31, 2018, and June 30, 2018, Pillarstone’s cash on hand was approximately $3.0 million, $2.5 million, and $2.6 million, respectively.

As a result of the foregoing, the Company believes Pillarstone’s cash flows for the remainder of the year and cash on hand will be insufficient to generate cash to repay the entire $15.5 million loan made by the Company to Pillarstone OP by December 8, 2018 and/or to make the payment required should the Company exercise its put option on its Pillarstone OP Units. As noted in previous communications to the Staff, the $15.5 million loan from the Company to Pillarstone OP was not evidenced by a written agreement and there is no expressed recourse to Pillarstone OP for non-payment. The Company does not intend to pursue collection of the $15.5 million loan or exercise the put option on its Pillarstone OP Units until Pillarstone has available funds.

2.	Loan to Value Ratios and Other Pertinent Information

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◦
In addition to the cash flows, the Company considered the following factors in assessing Pillarstone OP’s ability to borrow additional cash from lenders to finance the consideration payable pursuant to the Contribution:

▪	The debt to value ratio of the Pillarstone Properties, which the Company estimates to be greater than 70%;

▪	The nature and length of the tenant leases at the Pillarstone Properties, which are mostly local and regional operators with short lengths;

▪	The lender concentration risk because all the Pillarstone Properties located in Dallas and Houston; and

▪
The fact that third-party lenders are likely to require additional guarantees beyond the recourse provided by the Pillarstone Properties. The Company does not believe that a guarantee solely by Pillarstone REIT would be acceptable to lenders. This is corroborated by the fact that the lenders of the liabilities assumed by Pillarstone OP in connection with the Contribution were unwilling to transfer such liabilities to Pillarstone OP at the time of the Contribution without guarantees by the Company.

As a result of the Company’s experience working with mortgage lenders for the Pillarstone Properties, the Company believes that a combination of the factors indicated above makes it unlikely that such lenders would extend any additional borrowings secured by the Pillarstone Properties to Pillarstone OP.
The Company believes that Pillarstone OP will be required to sell one or more of its properties, and/or raise additional capital from parties other than the Company, in order to satisfy its payment obligations and meet the collectability requirement to the Company.
It is the Company’s intent, currently and since the time of the Contribution, to extend the maturity date of the $15.5 million loan until Pillarstone has available funds from asset sales or from capital raises from sources other than the Company. Due to this intent, and the fact that Pillarstone’s third-party debt obligations are current, in good-standing, and have loan maturity dates well in the future (December 1, 2020 and September 26, 2023), the Company believes that Pillarstone’s disclosures regarding satisfaction of future obligations are appropriate.

Response to Comment 1(b)

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, as of the date hereof, James C. Mastandrea, Whitestone REIT’s Chairman and CEO, owns approximately 24% of the equity interest in Pillarstone Capital REIT (“Pillarstone REIT”) and 7% of the equity interest in Pillarstone OP. Mr. Mastandrea’s interest plus the interest owned by Mr. John Dee, the Company’s COO, and Mr. Paul Lambert, a Board member of the Company, is approximately 55% of the equity interest in Pillarstone REIT. As discussed in prior conversations with the Staff, the Company believes that the Pillarstone REIT management positions held by the Company’s CEO and COO and the effects of the Management Agreements give the Company the ability to control the day to day operating and financing decisions of Pillarstone OP. As a result, at the time of the Contribution Agreement, the Company (including the independent members of management) viewed the $15.5 million loan to Pillarstone OP as similar to an inter-company loan between the parties. The loan was therefore not documented in the form of a note, is unsecured and has no stated recourse to Pillarstone OP. At this time, and since the date of the Contribution, the Company has not considered any legal recourse that might be available to it and does not intend to pursue collection of amounts due until such time as Pillarstone OP has available funds.

2600 South Gessner Suite 500 Houston, Texas 77063 Toll Free 866.789.7348 Fax 713.465.8847 www.whitestonereit.com

Response to Comment 1(c)

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company considered the contingent redemption of the Pillarstone OP Units in the assessment of the collectability of the transaction proceeds because, due to the current liquidity and cash flow of Pillarstone OP, collectability of expected proceeds from the redemption of the Pillarstone OP Units is not probable as Pillarstone OP does not have cash sufficient to redeem the Pillarstone OP Units.

Under ASC 606-10-25-1 (e), collectability of substantially all of the consideration to which the entity expects to be entitled affects the evaluation of whether a contract exists. Upon a determination that it is not probable that the entity will collect substantially all of the consideration to which it will be entitled (i.e., a determination that the collectability threshold is not met), no contract is deemed to exist, and no sale can be recorded.

The Company believes that the Contribution did not result in the culmination of transfer of control of the Pillarstone Properties because the Company’s ownership interest in the Entities represented an in-substance non-financial asset which was exchanged for another in-substance non-financial asset consisting of the Pillarstone OP Units. The Company believes the asset sale should be recognized when the put option contained in the Pillarstone OP Units is actually exercisable for cash because Pillarstone OP has cash sufficient to redeem the Pillarstone OP Units.

In response to the Staff’s Comment, the Company respectfully advises the Staff that due to the fact that approximately 40% of the transaction price was outside of the value of the assumption of debt, it did not consider the assumption of $50.4 million of liabilities in the assessment of the collectability of the transaction proceeds because the assumption of debt alone does not represent substantially all of the consideration to which the Company will be entitled. However, the Company believes it is relevant to cite the requirement by the third-party lenders that the Company continues to provide guarantees on $50.4 million of Pillarstone OP debt as a further indication of the doubtful collectability of the Contribution proceeds.

2.
We note that the assets transferred to Pillarstone represent substantially all of its operations. Notwithstanding the comment above, please tell us your consideration of ASC 360-10-35-21 in determining whether to test the assets for recoverability. If you tested the assets for recoverability, describe to us the outcome of that test.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, the Company performs an impairment review on its properties on an annual basis or more frequently should events or changes in circumstances indicate that its carrying amount may not be recoverable.
As previously communicated to the Staff, the Company believes that control of the Pillarstone Properties has not passed to Pillarstone OP, and therefore, the Pillarstone Properties should not be derecognized under adoption of the new revenue recognition standard and related amendments. As such, we have continued to recognize the Pillarstone Properties at their historical carrying value on the Company’s balance sheet and conduct the impairment review based on the underlying value of the assets.
In performing this review, the Company considers ASC 360-10-35-21, which states that “A long-lived asset (asset group) shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.” The following are examples of such events or changes in circumstances which the Company considered:

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1.	A significant decrease in the market price of a long-lived asset (asset group)

2.	A significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition

3.	A significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator

4.	An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (asset group)

5.
A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group)

6.
A current expectation that, more likely than not, a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. The term more likely than not refers to a level of likelihood that is more than 50 percent.

As of December 31, 2017, the Company conducted an impairment review, considering ASC 360-10-35-21. As a result of this review, one of the fourteen properties contributed to Pillarstone OP in the Contribution required an impairment test. The Company calculated the estimated future undiscounted cash flows from this property to be approximately $3.0 million and compared that to its carrying value of approximately $0.8 million. Based on these results, no further testing was conducted.

If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please contact me at (713) 435-2227.
Sincerely,
/s/ David K. Holeman
David K. Holeman
Chief Financial Officer

2600 South Gessner Suite 500 Houston, Texas 77063 Toll Free 866.789.7348 Fax 713.465.8847 www.whitestonereit.com